EATON VANCE SERIES FUND, INC.

Two International Place

Boston, MA 02110

Phone: (617) 482-8260

January 23, 2013

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Eaton Vance Series Fund, Inc. (the “Registrant”) on behalf of its series

Eaton Vance Institutional Emerging Markets Local Debt Fund

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Staff of the Division of Investment Management accelerate the effective date of the Registrant’s 1933 Act Registration Statement on Form N-1A, as amended, filed on January 23, 2013 (Accession No. 0000940394-13-000087) to January 25, 2013, or as soon thereafter as possible.

In connection with such request the Registration acknowledges that:

1.

Should the Commission or the Staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.

The action of the Commission or the Staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrant of responsibility for the adequacy and accuracy of the filing; and

3.

The Registrant will not assert the Staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Further, the Registrant is aware that the Division of Enforcement has access to all information provided to the Staff in connection with its review of and the Registrant’s comments on this and other filings made with respect to the Registration Statement.  Please contact me at (617) 672-8507 if you have any questions.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President

The undersigned, Eaton Vance Distributors, Inc., being the principal underwriter for the Registrant, hereby joins in the foregoing request for acceleration.

Eaton Vance Distributors, Inc.

By:

/s/ Frederick S. Marius

Frederick S. Marius

Vice President